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06008744

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SEC FILE NUMBER
8- 44744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY Hamilton Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Hamilton Distributors, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARIAL SEAL STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Notary Public

Signature

Financial and Operations Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Hamilton Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information

March 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors and Stockholder of
BNY Hamilton Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of BNY Hamilton Distributors, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at March 31, 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 24, 2006

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
March 31, 2006

Assets		
Cash	$	496,900
Distribution fees receivable		357,860
Receivable from affiliates		18,510
Prepaid expenses		9,501
Other receivable		3,000
Total assets	$	885,771
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	357,878
Accrued professional fees		35,000
Other accrued expenses		7,863
Total liabilities		400,741
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, 25 shares issued and outstanding		25
Capital in excess of par value		471,748
Retained earnings		13,257
Total stockholder's equity		485,030
Total liabilities and stockholder's equity	$	885,771

The accompanying notes are an integral part of these financial statements.

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended March 31, 2006

Revenues	
Distribution fees	$ 4,038,285
Commissions	15,877
Wholesaling personnel services fees	227,560
Distribution platform fees	9,000
Gain on sale of securities	231
Other income	19,560
Total revenues	4,310,513
Expenses	
Distribution and distribution related expense	4,038,285
Administrative service fee to affiliate	3,200
Telewholesale payroll allocation	189,433
Professional fees	35,000
Other expenses	6,296
Licenses and fees	32,625
Intangibles tax	5,784
Total expenses	4,310,623
Loss before income taxes	(110)
Income taxes	1,712
Net loss	$ (1,822)

The accompanying notes are an integral part of these financial statements.

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2006

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2005	$ 25	$ 471,748	$ 15,079	$ 486,852
Net loss	-	-	(1,822)	(1,822)
Balances at March 31, 2006	$ 25	$ 471,748	$ 13,257	$ 485,030

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended March 31, 2006

Cash flows from operating activities		
Net loss	$	(1,822)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in distribution fees receivable		(13,514)
Increase in receivable from affiliates		(18,510)
Decrease in prepaid expenses		8,299
Decrease in other receivable		224,935
Increase in distribution fees payable		14,332
Increase in accrued professional fees		35,000
Increase in other accrued expenses		1,537
Decrease in payable to affiliates		(250,602)
Net cash used in operating activities		(345)
Cash flows from investing activities		
Proceeds from sale of investments		3,210
Net cash provided by investing activities		3,210
Net change in cash		2,865
Cash at beginning of year		494,035
Cash at end of year	$	496,900
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	9,976

The accompanying notes are an integral part of these financial statements.

1. Organization

BNY Hamilton Distributors, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter of the BNY Hamilton Funds (the "Funds") and the Ivy Multi-Strategy Hedge Fund LLC. As a result, substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Cash
The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition
Distribution fees represent fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as underwriter.

Wholesaling personnel services fees are payments made by the Funds' investment advisor, an unaffiliated third party, in accordance with the Agreement. The fees compensate the distributor for wholesaling activities performed on behalf of the Fund. The telewholesale payroll allocation expense consists of the personnel expenditures made by the Company in performing the service. The Company began recording this revenue and expense effective July 1, 2005. Prior to this date, the revenue and expense was recorded by a related party.

Distribution platform fees are fees earned from the Funds' investment advisor for providing ongoing management and oversight of distributor activities for the Ivy Multi-Strategy Hedge Fund LLC. These fees are earned monthly and billed quarterly. The Company began recording this revenue effective July 1, 2005. Prior to this date, the revenue was recorded by a related party.

As distributor for the Ivy Multi-Strategy Hedge Fund, the Company receives payments from the Fund to reimburse it for payments made to brokers, dealers and certain financial institutions that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers (the "Investor Servicing Fee"). The Company records the receipt and payment of the fee net. For the year, the Company received from the Fund and paid to the servicing groups $318,207.

Distribution and Distribution Related Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Allowable distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. There are no state income taxes associated with the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

During the year ended March 31, 2006, under a formal management agreement, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

The Company served as administrator for the Funds until June 27, 2005. A related party of the Company became administrator on that date. Revenue for the year up to June 27, 2005 in the amount of $652,259 was recorded on the related party's books.

Wholesaling personnel services fees are payments made by the Funds' investment advisor in accordance with the Distribution Agreement. The fees compensate the distributor for wholesaling activities performed on behalf of the Fund. The Company began recording this revenue effective July 1, 2005. From April 1, 2005 through June 30, 2005, $148,534 of revenue was recorded by a related party.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1. At March 31, 2006, the Company had net capital under the Rule of $457,019, which is $430,303 in excess of its minimum required net capital of $26,716. The Company's ratio of aggregate indebtedness to net capital at March 31, 2006 is .88 to 1.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds for shares sold which are still outstanding. The Company receives a percentage of net assets or sales of Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds. Under the Agreement, the Company reimburses third parties for distribution related expenses in accordance with the Investment Company Act of 1940.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Company receives a distribution platform fee from The Bank of New York (the "Bank") for the Ivy Multi-Strategy Hedge Fund per an agreement with the Bank. The fee is earned for providing ongoing management and oversight of distributor activities. The fee is a fixed amount that is billed and earned quarterly. The Agreement continues in effect until terminated by either party.

The Company has an agreement with the Funds' investment advisor, an unaffiliated third party, to provide wholesaling services. The fees compensate the distributor for wholesaling activities performed on behalf of the Fund. The fee is a variable amount that is billed and earned monthly. The Agreement continues in effect until terminated by either party.

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
March 31, 2006

Total stockholder's equity from statement of financial condition		$ 485,030
Deductions for nonallowable assets		
Receivable from affiliates	$ 18,510	
Prepaid expenses	9,501	28,011
Net capital		457,019
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		26,716
Excess net capital		$ 430,303
Total aggregate indebtedness		$ 400,741
Percentage of aggregate indebtedness to net capital		88%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II A FOCUS Report filing at March 31, 2006.

BNY Hamilton Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

March 31, 2006

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
BNY Hamilton Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BNY Hamilton Distributors, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 24, 2006